FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2005

PRUDENTIAL PLC
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Number:  1397169

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 5 May 2005 the following resolutions were passed as ordinary resolutions:

Resolution 10

“THAT a final dividend of 10.65 pence per ordinary share of the Company for the year ended 31 December 2004 be declared, which shall be payable to shareholders who are on the register of members at the close of business on 18 March 2005.”

Resolution 11

“THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company’s ordinary shares shall be £31,220,000.”

The following were passed as special resolutions:

Resolution 12

“THAT the directors be authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association (subject to Resolution 11 being passed) and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of securities that may be allotted or sold pursuant to the authority under Article 13(b) is £5,900,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.”

Resolution 13

“THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)	the maximum aggregate number of ordinary shares hereby authorised to be purchased is 237 million;

(b)

the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and

(d)

further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2006 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.”

Resolution 14

“THAT the Articles of Association of the Company be altered by making the amendments summarised in Appendix 2 to the Notice of this Meeting and contained in the printed copy marked ‘A’ produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC
(Registrant)

Date 6 May 2005
By/s/Vanessa Jones
(Signature)* VANESSA JONES, DEPUTY GROUP SECRETARY